UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

KALTURA, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

483467 106
(CUSIP Number)

Matthew D. Jones
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266
(424) 282-4320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*
information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1	NAMES OF REPORTING PERSONS
Classroom Aggregator, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,163,352

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,163,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,163,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Calculated based upon 146,911,185 shares of the Issuer’s common stock (“Common Stock”) outstanding as of May 1, 2024, as reported on the Issuer’s Form 10-Q filed May 8, 2024 (the “Form 10-Q”).

1	NAMES OF REPORTING PERSONS
K5 Private Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,163,352

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,163,352

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,163,352

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Calculated based upon 146,911,185 shares of Common Stock outstanding as of May 1, 2024, as reported on the Form 10-Q.

Explanatory Note:

The Schedule 13D filed with the Securities and Exchange Commission on July 28, 2022 (the “Initial 13D”), as amended by Amendment No. 1 filed on July 31, 2023 (“Amendment No. 1”), by Classroom Aggregator, LLC and K5 Private Investors, L.P. (each, a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the shares of common stock, par value $0.0001 per share of Kaltura, Inc., a Delaware corporation (the “Issuer”), is hereby amended as set forth below (the “13D/A”). Capitalized terms not defined herein have the meanings ascribed to them in the Initial 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c) and 5(e) of the Initial 13D are hereby amended and restated in their entirety as follows:

(a) The following information is as of the date hereof and assumes there are 146,911,185 shares of Common Stock issued and outstanding as of May 1, 2024, as reported in the Form 10-Q.

Classroom Aggregator is the direct beneficial owner of 7,163,352 shares of Common Stock. The Common Stock held by Classroom Aggregator represents approximately 4.9% of the Common Stock outstanding as of the date of this Statement. K5 Private Investors may be deemed the indirect beneficial owner of the 7,163,352 shares of Common Stock directly held by Classroom Aggregator.

The filing of this Statement shall not be construed as an admission by either of the Reporting Persons or by K1 or K5 Capital that, for the purpose of Section 13(d) or 13(g) of the Exchange Act, any of the foregoing is the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 7,163,352 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) This Amendment No. 2 is being filed to reflect a change in the percentage previously reported as a result of the change in the outstanding Common Stock. None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(e) As a result of the change in Common Stock outstanding reported herein, on May 8, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock. The filing of this Amendment No. 2 represents the final amendment to this Statement and constitutes an exit filing for the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of July 28, 2022, incorporated by reference to Exhibit 99.1 to the Initial 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2024
CLASSROOM AGGREGATOR, LLC

	By:	/s/ George Mansour
	Name:	George Mansour
	Its:	President

K5 PRIVATE INVESTORS, L.P.

By:	K5 Capital Advisors, LP
Its:	General Partner

By:	K1 Investment Management, LLC
Its:	General Partner

By:	/s/ R. Neil Malik
Name:	R. Neil Malik
Its:	Managing Member